Certain information has been excluded from this exhibit because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

Schedule B-7

Fee Schedule

This Schedule B-7 is part of the ETF Distribution Agreement effective July 1, 2025 (the “Agreement”) by and between Capitol Series Trust (the “Trust”) and Northern Lights Distributors, LLC (“Distributor”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Agreement.

Fund(s)
MRP SynthEquity®Nasdaq 100 ETF

Each of the above referenced funds a “Fund” and collectively, the “Funds”.

Service Fees:

Annual fee of $[REDACTED] for the first Fund and $[REDACTED] for each additional Fund PLUS:

●	[REDACTED] per annum of each Fund’s average daily net assets up to $250 million, and;

●	[REDACTED] per annum of each Fund’s average daily net assets between $250 million and $500 million, and;

●	[REDACTED] per annum of each Fund’s average daily net assets between $500 million and $1 billion, and;

●	[REDACTED] per annum of each Fund’s average daily net assets over $1 billion.

Advertising Review Fees:

The Fund shall pay to the Distributor a fee for advertising submission per the schedule listed below:

Submissions*	Standard Review Charge**
Per Month
0 - 10 Submissions	[REDACTED]
11+ Submissions	[REDACTED]

* Excludes Fund Fact Sheets

** Charges do not include FINRA filing fees

If expedited review of advertising submissions is requested, the fee per submission is $[REDACTED] for up to 10 pages and $[REDACTED] per page thereafter. Distributor reserves the right to limit expedited review to no more than three (3) advertising submissions per month.

The Fund shall also pay an additional fee to Distributor calculated as [REDACTED]% of any FINRA costs incurred (for example, if FINRA charged $[REDACTED] to perform advertising review, Distributor would charge the Fund an additional $[REDACTED]).

All service fees outlined above are payable monthly in arrears.

Schedule B-7 | Page 1

Certain information has been excluded from this exhibit because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

On each anniversary date of the Agreement, Distributor will increase the fees set forth herein by an amount not to exceed the average annual change for the prior calendar year in the Consumer Price Index for All Urban Consumers - All Items (seasonally adjusted)1 plus 1.5%.

Reimbursable Expenses:

The Fund shall pay all reasonable reimbursable expenses incurred by Distributor in connection with activities performed for the Fund including, without limitation:

●	costs associated with any pre-engagement audit work performed by Distributor

●	typesetting, printing and distribution of prospectuses and shareholder reports

●	production, printing, distribution and placement of advertising and sales literature and materials

●	engagement of designers, free-lance writers and public relations firms

●	long-distance telephone lines, services and charges

●	postage

●	overnight delivery charges

●	FINRA and registration fees

●	marketing expenses

●	record retention fees

●	travel, lodging and meals

●	NSCC charges

●	Fund platform fees and service fees

●	website monitoring review

●	monitoring software

In the event the fees authorized by the Funds for payment to Distributor are insufficient to cover the fees due to Distributor for its services provided hereunder, Measured Risk Portfolios, Inc., the investment adviser to the Funds, agrees to pay Distributor the remaining balance of any fees due and payable to Distributor according to this fee schedule within 15 days of request.

IN WITNESS WHEREOF, the parties hereto have executed this Schedule to the ETF Distribution Agreement effective as of March 10, 2026.

CAPITOL SERIES TRUST		NORTHERN LIGHTS DISTRIBUTORS, LLC
(for the above referenced Fund(s))

By:	/s/ Matthew J. Miller	By:	/s/ Kevin Guerette
	Matthew Miller		Kevin Guerette
	President		President

[1]	Using 1982-84=100 as a base, unless otherwise noted in reports by the Bureau of Labor Statistics.

Schedule B-7 | Page 2

Certain information has been excluded from this exhibit because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement and further acknowledges and agrees that:

(1) Distributor expends substantial time and money, on an ongoing basis, to recruit and train its employees; (2) Distributor’s business is highly competitive and is marketed throughout the United States, and (3) if the Adviser were to hire any Distributor employees who are involved in the procurement of the services under the Agreement then Distributor may suffer lost sales and other opportunities and would incur substantial expense in hiring and training replacement(s) for those employees. Accordingly, the Adviser agrees that it, including its respective affiliates and subsidiaries, shall not solicit, attempt to induce or otherwise hire an employee of Distributor for so long as this Agreement is in effect and for a period of two (2) years after termination of this Agreement, unless expressly agreed upon in writing by both parties. In the event that this provision is breached by the Adviser, the Adviser agrees to pay damages to Distributor in the amount of two times the current annual salary of such employee or former employee. For purposes of this provision, “hire” means to employ as an employee or to engage as an independent contractor, whether on a full-time, part-time or temporary basis.

Measured Risk Portfolios, Inc.

5230 Carroll Canyon Road, Suite 224

San Diego, CA 92121

By:	/s/ Larry Kriesmer

Name: Larry Kriesmer

Title: President

Schedule B-7 | Page 3